Filed by Intrexon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Medistem Inc.

Commission File No.: 333-193728

SUPPLEMENT DATED FEBRUARY 25, 2014

TO

PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 11, 2014

GENERAL INFORMATION

The following information supplements, and should be read in conjunction with, the proxy statement/prospectus dated February 11, 2014 (the “proxy statement/prospectus”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) and was first mailed on or about February 12, 2014 to shareholders of record as of the close of business on January 31, 2014 of Medistem Inc., a Nevada corporation (“Medistem”), relating to a special meeting of shareholders of Medistem at which Medistem’s shareholders will be asked to consider and vote upon (a) a proposal to adopt and approve the Agreement and Plan of Merger, dated as of December 19, 2013, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of January 29, 2014 (the “merger agreement,” and the transaction contemplated thereby, the “merger”), by and among Medistem, Intrexon Corporation (“Intrexon”), and XON Cells, Inc. (“Merger Sub”), (b) a proposal to approve, on a non-binding, advisory basis the compensation payable to Medistem’s named executive officers that is based on or otherwise relates to the merger, and (c) a proposal to adjourn the Medistem special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt and approve the merger agreement, if there are not sufficient votes at the time of such adjournment to adopt and approve the merger agreement proposal. To the extent that information herein differs from or updates information contained in the proxy statement/prospectus, the information contained herein supersedes the information contained in the proxy statement/prospectus. Any defined terms used but not defined herein shall have the meanings set forth in the proxy statement/prospectus.

PROPOSED SETTLEMENT OF LITIGATION

As previously disclosed on page 107 of the proxy statement/prospectus under the heading “Litigation Relating to the Merger,” Medistem, members of Medistem’s board of directors, Intrexon and Merger Sub (collectively, “Defendants”) are named as defendants in putative class action lawsuits related to the merger. Two suits have been filed in the Eighth Judicial District Court in Clark County, Nevada: Plaintiff Scott Iden (“Iden”) filed Scott Iden v. Medistem Inc., et al., No. A-13-693813-B (the “Iden Action”), (filed December 31, 2013 and amended February 11, 2014); and plaintiff Billy D. Parent (“Parent” and together with Iden, “Plaintiffs”) filed Parent v. Medistem, Inc., et al., No. A-14-696026-C (Dept. 31) (the “Parent Action”) (filed February 11, 2014). Several related cases against Medistem have been filed in the Superior Court for the County of San Diego, California: in the Superior Court for the County of San Diego, California, captioned as Bachand v. Medistem Inc., et al., No. 37-2013-00081729-CU-SL-CTL (filed December 31, 2013); Parent v. Medistem Inc., et al., No. 37-2014-00083393-CU-SL-CTL (filed January 14, 2014); and Raymond v. Medistem Inc., et al., No. 37-2014-00083495-CU-SL-CTL (filed January 15, 2014) (collectively, the “California Actions”).

On February 18, 2014, the Business Court of Clark County, Nevada (the “Court”) granted the joint Stipulation for Consolidation and Appointment of Co-Lead Counsel and Liaison Counsel filed by the Plaintiffs and Defendants, thereby consolidating the Iden Action and the Parent Action into the case, captioned In re Medistem Inc. Stockholder Litigation, Case No. A-13-693813-B (the “Action”). The complaint (the “Consolidated Complaint”) in the Action claims that Medistem’s Board of Directors breached their fiduciary duties to Medistem by agreeing to the merger through an allegedly unfair process and for an allegedly unfair price; that Intrexon and Merger Sub aided and abetted such alleged breaches of fiduciary duty; and that the proxy statement/prospectus allegedly lacked material information necessary for Medistem’s stockholders to make an informed decision on whether to vote for or against the merger.

The California Actions contain substantially similar allegations to the Action, and the plaintiffs in those cases have agreed to stay the California Actions pending the outcome of the Action.

While Medistem believes that the Consolidated Complaint and each of the other aforementioned complaints is without merit, and Medistem and the other Defendants specifically deny the allegations made in the Action and maintain that they have committed no wrongdoing whatsoever, to avoid the costs, disruption and distraction of further litigation, and to permit the timely consummation of the merger, and without admitting the validity of any allegations made in the Action or any of the other aforementioned complaints or any liability with respect thereto, Defendants have concluded that it is desirable that the claims against them be resolved. On February 25, 2014, the Defendants and Plaintiffs entered into a memorandum of understanding to settle the Action and resolve all allegations by Plaintiffs against Medistem and the other Defendants. The settlement, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the merger, including those alleged in the Consolidated Complaint. In exchange for the releases, Medistem has agreed to provide additional supplemental disclosures to the proxy statement/prospectus as set forth in this Amendment.

Plaintiffs intend to apply to the court for an award of fees and reimbursement of costs incurred in connection with the Action. Medistem reserves the right to oppose the application for an award of fees and reimbursement of costs.

SUPPLEMENTAL DISCLOSURES

Supplemental disclosure

The proxy statement/prospectus is hereby amended and supplemented by adding a new section entitled “Certain cash flow forecasts of Medistem” with the following text:

“Certain cash flow forecasts of Medistem

In connection with the Board’s evaluation of a possible transaction, Medistem’s management prepared certain cash flow forecasts through year-end 2014. As of November 23, 2013, Medistem estimated its total cash outlay needs to the end of 2014 at $5.468 million, broken down as follows (numbers in thousands):

	2013 4th Quarter	2014 1stQuarter-4th Quarter	Total
Clinical trials	$238	$2,770	$3,008
Aged Payables	180	81	261
General/Administrative	494	1,705	2,199

Total	$912	$4,556	$5,468

In the absence of the proposed merger, Medistem would be obligated to pursue alternative financing initiatives to secure sufficient capital to meet its expected cash requirements through the end of 2014.

Medistem does not typically make public any forecasts as to future performance or cash needs. Medistem’s cash flow forecasts are generally prepared solely for internal use, such as budgeting and other management decisions. The cash flow forecasts are not being included in this proxy statement/prospectus to influence your decision whether to vote for or against the proposal to adopt the merger agreement, but are being included in this proxy statement/prospectus because this information was part of the information considered by the Board in evaluating the transaction with Intrexon. The cash flow forecasts were not prepared with a view toward public disclosure of any kind. The cash flow forecasts also were not prepared in compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Medistem’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the cash flow forecasts and, accordingly, assumes no responsibility for them.

The cash flow forecasts reflect numerous estimates and assumptions made by Medistem’s management at the time they were prepared regarding industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Medistem’s business, all of which are difficult to predict and many of which are beyond Medistem’s control. The cash flow forecasts also reflect subjective judgments made by Medistem’s management which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Accordingly, there can be no assurance that the assumptions, estimates and judgments made in preparing the cash flow forecasts will prove accurate. The inclusion of the cash flow forecasts in this proxy statement/prospectus should not be regarded as an indication that any of Medistem, Intrexon or their respective affiliates or representatives considered or consider the cash flow forecasts to be a prediction of actual future events, and the cash flow forecasts should not be relied upon as such. The cash flow forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the proposed Merger.

All forecasts contained in this proxy statement/prospectus are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks described or referred to above in “Cautionary statement regarding forward-looking statements.”

Medistem’s shareholders are cautioned not to place undue reliance, if any, on the cash flow forecasts included in this proxy statement/prospectus.”

Supplement to section entitled “Opinion of Griffin Securities, Inc.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the fourth paragraph of the section entitled “Opinion of Griffin Securities, Inc. – Takeover premium analysis” (which appears on page 96) with the following text:

“Griffin also analyzed certain information relating to the following selected transactions in the biotechnology industry that closed in the last 12 months and calculated the mean and median takeover premia paid per share relative to the market closing price of target companies prior to the announcement. The transactions selected for use in the takeover premium analysis were selected by Griffin because they involved completed takeover transactions of entire public companies. These transactions (listed by acquirer/target and date of closing) were:”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the first paragraph of the section entitled “Opinion of Griffin Securities, Inc. – General” (which appears on page 97) with the following text:

“The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Griffin’s opinion. In the course of its analysis, Griffin did not prepare a discounted cash flow analysis because Griffin believed that such an analysis would not have been useful to its valuation analysis, given the very early stage of Medistem’s technology, the clinical progress of Medistem’s program and the general benchmarks in the biotechnology sector. In arriving at its fairness determination, Griffin considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Griffin made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transactions.”

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on Intrexon’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to Intrexon or are within its control. The following factors, among others, could cause actual results to vary from the forward-looking statements: the ability of the parties to satisfy the conditions precedent and consummate the proposed Merger, the timing of consummation of the proposed Merger, the ability of the parties to secure any required stockholder or regulatory approvals in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits, risks related to disruption of management’s attention due to the pending Merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed Merger and the general risks associated with the respective businesses of Intrexon and Medistem, including the general volatility of the capital markets, terms and deployment of capital, volatility of the Intrexon or Medistem share prices, changes in the biotechnology industry, interest rates or the general economy, underperformance of Intrexon’s and Medistem’s assets and investments and decreased ability to raise funds and the degree and nature of Intrexon’s and Medistem’s competition. Intrexon does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. Additional information about factors affecting Intrexon is available in Intrexon’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, and other filings with the SEC, which are available at www.sec.gov.

About the Acquisition of Medistem

This communication contains information related to a proposed business combination involving Intrexon and Medistem. In connection with the proposed transaction, Intrexon has filed with, and had declared effective by, the Securities and Exchange Commission, a Registration Statement on Form S-4 that includes the proxy statement of Medistem and that also constitutes a prospectus of Intrexon. The proxy statement/prospectus and this communication do not constitute a solicitation of any vote or approval, and are not offers to sell Intrexon securities and are not soliciting an offer to buy Intrexon securities, in any state where the solicitation, offer and sale is not permitted.

The definitive proxy statement/prospectus has been mailed to shareholders of Medistem. INTREXON AND MEDISTEM URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by Intrexon and Medistem through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus and other documents filed by Intrexon with the Securities and Exchange Commission can also be obtained on Intrexon’s website at www.dna.com. Free copies of the definitive proxy statement/prospectus and other documents filed by Medistem with the Securities and Exchange Commission can also be obtained on Medistem’s website at www.medisteminc.com.

Intrexon, Medistem and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of Medistem shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above that has been filed with the Securities and Exchange Commission. Additional information regarding Intrexon’s executive officers and directors is included in Intrexon’s definitive proxy statement/prospectus, which was filed with the Securities and Exchange Commission on February 11, 2014. Information about the directors and executive officers of Medistem is set forth in Medistem’s Form 10 initially filed with the SEC on July 9, 2013 and as amended. Free copies of the definitive proxy statement/prospectus and other documents filed by Intrexon with the Securities and Exchange Commission can also be obtained on Intrexon’s website at www.dna.com. Free copies of the Form 10 and other documents filed by Medistem with the Securities and Exchange Commission can also be obtained on Medistem’s website at www.medisteminc.com.